MASLON
MASLON EDELMAN BORMAN & BRAND, LLP

P 612.672.8200
F 612.672.8397

www.maslon.com

3300 WELLS FARGO CENTER
90 SOUTH SEVENTH STREET
MINNEAPOLIS, MINNESOTA
55402-4140

December 15, 2005

Ranga Nutakki
Direct Phone: (612) 672-8311
Direct Fax: (612) 642-8311
ranga.nutakki@maslon.com

VIA FACSIMILE AND FIRST CLASS U.S. MAIL
Securities & Exchange Commission
ATTN: Michael Clampitt
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

   Re: Equitex, Inc.
      Preliminary Proxy Statement
      File No. 0-12374
      Filed November 1, 2005

Dear Mr. Clampitt:

   As we discussed with you earlier this week, Equitex is in the process of revising its preliminary proxy statement relating to a special meeting to seek stockholder approval of a proposed merger transaction. Equitex has reviewed your comment letter dated December 2, 2005, and has revised the proxy statement to address your comments and provide supplemental information as necessary.

   In our conversation, you indicated that it was not necessary to provide you a draft of the proxy prior to filing, but that Equitex should file the preliminary proxy statement with the Securities and Exchange Commission, and you would review the proxy subsequently. Equitex expects to file the proxy statement on Friday, December 16, 2005, or within a few business days of that date.

   Pursuant to your request, we have enclosed the following information:

1. A summary of Equitex's issuances of unregistered securities during the calendar years 2004 and 2005;

2. A term sheet dated June 9, 2005 relating to the June 2005 private placement offering (we have not included exhibits that are publicly available as SEC Reports, but have included the Form of Warrant relating to the Offering);

3. An updated term sheet dated September 6, 2005 relating to the June 2005 private placement offering (together with the Form of Warrant); and

4. A form of Subscription Agreement relating to the June 2005 private placement offering.

MASLON
MASLON EDELMAN BORMAN & BRAND, LLP

P 612.672.8200   3300 WELLS FARGO CENTER
F 612.672.8397   90 SOUTH SEVENTH STREET
                   MINNEAPOLIS, MINNESOTA
www.maslon.com   55402-4140

Please feel free to contact us if you need any additional information, including a copy of the proxy marked against the prior filing. We look forward to discussing any comments you may have to the proxy when filed.

If you have any questions, please contact William M. Mower at 612-672-8358. Thank you.

Sincerely,



Ranga Nutakki

RSN:ck
Enclosure
cc: Christian Windsor (w/encl)
       William M. Mower (w/encl)

Equitex, Inc.

Private Placement

<u>Term Sheet dated June 9, 2005 (as updated on September 6, 2005)</u>

Issuer: Equitex, Inc., a Delaware corporation (the "**Company**")

The Offering: 375,000 Units at $6.00 per Unit consisting of two shares of common stock and one common stock purchase warrant.

Each warrant will allow the holder to purchase one share of Common Stock at $5.50 per share for a period of three years from their issuance to June 30, 2008.

The warrant shall be in substantially the form of the attached Exhibit A.

Offering Period: The Offering expires on September 15, 2005, unless extended by the Company.

Maximum Offering: The Company intends to offer up to a maximum of 375,000 Units consisting of up to 750,000 shares of common stock and 375,000 warrants to purchase common stock. There is no minimum offering.

Registration Rights: The shares issued in the Offering or upon exercise of the warrants have not been registered, will be deemed "restricted" securities, and will contain a restrictive legend preventing their re-sale for a period of at least one year pursuant to Rule 144 of the Securities Act of 1933, as amended. (Please see the Subscription Application for further information as to re-sale of "restricted" securities.) The Company will offer "Piggy-Back" registration rights for the shares issued in the offering as well as the exercise of the warrants as provided for in attached Exhibit A.

Use of Proceeds: The Company intends to use the net proceeds from the Offering totaling up to $2,250,000 for general corporate purposes as well as potentially for the acquisition of Hydrogen Power, Inc.

Agent: The Company has not retained an agent in connection with the offering, but may pay a commission or fees equal to 10 percent of the gross proceeds received in the Offering to brokers or consultants who assist in the offering.

Equitex, Inc.

Unregistered Securities Issuances 2004-Present

Issued to	Quantity	Consideration	Pref. Stock	Date	Type	Description	Exemption	Notes
Common & Preferred Conversions								
2004								
C. Frederick LeBaron	4,324	$518.90		10/1/2004	Common	Series F Preferred Make-up provision	Accredited	
2005								
Gulfstream Irrevocable Trust	25,426	$ 81,619.67		2/2/2005	Common	Debt conversion	Accredited	
Chip Rice	11,206	$ 102,157.77		2/4/2005	Common	Warrant Exercise	Accredited	
William Rice	92	$ 582.12		2/4/2005	Common	Warrant Exercise	Accredited	
Michael Wruck	596	$ 8,431.50		2/4/2005	Common	Warrant Exercise	Accredited	
Goben Enterprises	94,167	$ 186,450.00		2/7/2005	Common	Warrant Exercise	Accredited	
CLB Investment Corp	115,387	$ 490,394.75		3/31/2005	Common	Sale of Key Payables	Accredited	
Friedlob et al	5,465	$ 30,000.00		6/14/2005	Common	Settlement of Legal Fees	Accredited	
June 2005 Private Placement	725,332	$ 2,175,996.00		6/9 to 9/19/05	Common	Private Placement	Accredited	
Scott Lucas	18,509	$ 79,588.52		6/30/2005	Common	Private Placement	Accredited	
CLB Investment Corp	14,755	$ 63,448.27		6/30/2005	Common	Sale of Key/EQTX Payables	Accredited	
C. Frederick LeBaron, Jr.	5,550	$ 23,865.39		6/30/2005	Common	Issue Stock for Legal Fees	Accredited	
The Shaar Fund	203,529		$ (408,000)	7/1/2005	Common	Series D Preferred	Accredited	
Maslon et al	5,000	$ 25,000.00		9/2/2005	Common	Issue Stock for A/P	Accredited	
George Connors	15,152	$ 95,153.00		9/28/2005	Common	Payment of Chex Payable	Accredited	
Wayne Mills	147,273	$ 405,000.00	$ (405,000)	10/18/2005	Common	Series K Preferred Conversion	Accredited	
Wayne Mills	614			10/18/2005	Common	Series K Preferred Dividend	Accredited	
Intention Capital	2,182	$ 6,000.00	$ (6,000)	10/18/2005	Common	Series K Preferred Conversion	Accredited	
Intention Capital	9			10/18/2005	Common	Series K Preferred Conversion	Accredited	
Derivatives								
Pandora/Whitebox Loan	133,333			3/8/2004	Warrants	Issued w/$5M note	Accredited	
Blake Capital	50,000			3/8/2004	Warrants	Issued w/$5M note	Accredited	
Pandora/Whitebox Loan	133,333			6/8/2005	Warrants		Accredited	
Pandora/Whitebox Loan	125,000			9/15/2005	Warrants		Accredited	
June 2005 Private Placement	362,666			6/9 to 9/19/05	Warrants		Accredited	
Series K Preferred	175,000			8/25/2005	Warrants		Accredited	
Chip Rice	25,000			9/12/2005	Warrants		Accredited	
Goben Enterprises	75,000			9/19/2005	Warrants		Accredited	
Pandora/Whitebox		$ 1,500,000.00		9/15/2005	Convert. Note		Accredited	
Series K Exchange			$ 3,055,000	8/25/2005	Convert. Pref		Accredited	

Exhibits:

The following documents are attached to this Term Sheet and incorporated herein by reference:

- Exhibit A – Form of Warrant.
- Exhibit B – the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
- Exhibit C – the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
- Exhibit D – the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.
- Exhibit E – the Company's Preliminary Registration Statement on Form S-3 filed on April 28, 2005.
- Exhibit F – the Company's Preliminary Registration Statement on Form S-4 filed on August 30, 2005.
- Exhibit G – the Company's Current Reports on Form 8-K filed on August 31, 2005, July 2, 2005, July 27, 2005, July 12, 2005, July 7, 2005, March 18, 2005, February 11, 2005 and February 1, 2005.

You are urged to carefully review the materials attached hereto as exhibits. ***In particular, you are urged to review the sections of the Registration Statement on Form S-4 attached as Exhibit F entitled "Risk Factors."***

WARRANT

TO PURCHASE _____ SHARES OF COMMON STOCK
OF
EQUITEX, INC.

THIS CERTIFIES THAT, for good and valuable consideration, _____ (the "Holder"), or its registered assigns, is entitled to subscribe for and purchase from Equitex, Inc., a Delaware corporation (the "Company"), at any time after the date hereof up to and including 5:00 p.m. Denver, Colorado time on June 30, 2008 (the "Expiration Date"), _____ (_____) fully paid and nonassessable shares of the Common Stock of the Company at the price of $5.50 per share (the "Warrant Exercise Price"), subject to the antidilution provisions of this Warrant. The shares which may be acquired upon exercise of this Warrant are referred to herein as the "Warrant Shares." As used herein, the term "Holder" means the record holder of this Warrant identified above, any registered transferee of such holder, or any record holder or holders of the Warrant Shares issued upon exercise, whether in whole or in part, of the Warrant. As used herein, the term "Common Stock" means and includes the Company's presently authorized common stock, and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the Holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company.

This Warrant is subject to the following provisions, terms and conditions:

1.   Exercise: Transferability. Subject to the provisions of Section 3 hereof, the rights represented by this Warrant may be exercised by the Holder hereof at any time prior to its expiration, in whole or in part (but not as to a fractional share of Common Stock), by written notice of exercise (in the form attached hereto) delivered to the Company at the principal office of the Company prior to the Expiration Date and accompanied or preceded by the surrender of this Warrant along with a check in payment of the Warrant Exercise Price for such shares. Each successive holder of this Warrant. Or any portion of the rights represented hereby, shall be bound by the terms and conditions set forth herein.

2.   Exchange and Replacement. Subject to Sections 1 and 7 hereof, this Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of Warrant Shares purchasable hereunder, each of such new Warrants to represent the right to

purchase such number of Warrant Shares (not to exceed the aggregate total number purchasable hereunder) as shall be designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange or replacement. The Company shall pay all expenses, taxes (other than stock transfer taxes), and other charges payable in connection with the preparation, execution, and delivery of Warrants pursuant to this Section 2.

3.   Issuance of the Warrant Shares.

(a)   The Company agrees that the shares of Common Stock purchased hereby shall be and are deemed to be issued to the Holder as of the close of business on the date on which this Warrant shall have been surrendered and the payment made for such Warrant Shares as aforesaid. Subject to the provisions of the next section, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding fifteen (15) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the right to purchase the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the Holder within such time.

(b)   Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for Warrant Shares upon exercise of this Warrant except in accordance with exemptions from the applicable securities registration requirements or registrations under applicable securities laws. Such Holder shall also provide the Company with written representations from the Holder and the proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the Warrant Shares. Upon receipt of such written notice and either such representations or opinion by the Company, such Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the Warrant Shares, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for the Warrant Shares. Nothing herein, however, shall obligate the Company to effect registration under federal or state securities laws, except as provided in Section 9. The Holder agrees to execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemption relied upon by the Company, or the registration made, for the issuance of the Warrant Shares.

4.   Covenants of the Company. The Company covenants and agrees that all Warrant Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof except for all taxes, liens and charges imposed by the Holder. The Company further covenants and agrees that during the

period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

5. Antidilution Adjustments. The provisions of this Warrant are subject to adjustment as provided in this Section 5.

(a) The Warrant Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:

  (i) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;

  (ii) subdivide its then outstanding shares of Common Stock into a greater number of shares; or

  (iii) combine outstanding shares of Common Stock, by reclassification or otherwise;

then, in any such event, the Warrant Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing (a) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the then existing Warrant Exercise Price, by (b) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock), and the resulting quotient shall be the adjusted Warrant Exercise Price per share. An adjustment made pursuant to this Subsection shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) shall determine the allocation of the adjusted Warrant Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this Subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. If, at any time as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Warrant Exercise Price of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this Section 5.

(b) Upon each adjustment of the Warrant Exercise Price pursuant to Section 5(a) above, the Holder of each Warrant shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Warrant Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Warrant (as adjusted as a result of all adjustments in the Warrant Exercise Price in effect prior to such adjustment) by the Warrant Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Warrant Exercise Price.

(c)   In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under Subsection (a) of this Section but the Holder of each Warrant then outstanding shall have the right thereafter to convert such Warrant into the kind and amount of shares of stock and other securities and property which such Holder would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale, or conveyance had such Warrant been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale, or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section with respect to the rights and interests thereafter of any Holders of the Warrant, to the end that the provisions set forth in this Section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Warrant. The provisions of this Subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

(d)   Upon any adjustment of the Warrant Exercise Price, then and in each such case, the Company shall within ten (10) days after the date when the circumstances giving rise to the adjustment occurred give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Warrant Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

6.   No Voting Rights. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

7.   Notice of Transfer of Warrant or Resale of the Warrant Shares.

(a)   Subject to the sale, assignment, hypothecation, or other transfer restrictions set forth in Section 1 hereof, the Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel and to counsel to the original purchaser of this Warrant. If in the opinion of each such counsel the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel to the Company and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws; and provided further that the Holder and prospective transferee or purchaser shall execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

(b)   If, in the opinion of either of the counsel referred to in this Section 7, the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this Section 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares the Company shall promptly give written notice thereof to the Holder, and the Holder will limit its activities in respect to such as, in the opinion of both such counsel, are permitted by law.

8.   Fractional Shares. Fractional shares shall not be issued upon the exercise of this Warrant, but in any case where the Holder would, except for the provisions of this Section, be entitled under the terms hereof to receive a fractional share, the Company shall, upon the exercise of this Warrant for the largest number of whole shares then called for, pay a sum in cash equal to the sum of (a) the excess, if any, of the Fair Market Value (as defined in Section 10(d)) of such fractional share over the proportional part of the Warrant Exercise Price represented by such fractional share, plus (b) the proportional part of the Warrant Exercise Price represented by such fractional share.

9.   Registration Rights.

(a)   If at any time prior to the expiration of three (3) years from the date hereof, the Company proposes to register under the 1933 Act (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualify for a public distribution under Section 3(b) of the 1933 Act, any of its equity securities or debt with equity features, it will give written notice to all Holders of this Warrant, any Warrants issued pursuant to Section 2 and/or Section 3(a) hereof, and any Warrant Shares of its intention to do so and, on the written request of any such Holder given within twenty (20) after receipt of any such notice (which request shall specify the Warrant Shares intended to be sold or disposed of by such Holder and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause all such Warrant Shares, the Holders of which shall have requested the registration or qualification thereof, to be included in such registration statement proposed to be filed by the Company; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration. The right of the Holders to include the Warrant Shares in any such registration statement may be subject to approval by selling securityholders whose securities are being registered in the registration statement. If any registration pursuant to this Section 9(a) is underwritten in whole or in part, the Company may require that the Warrant Shares requested for inclusion pursuant to this Section 9(a) be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. If a greater number of Warrant Shares is offered for participation in the proposed offering than in the reasonable opinion of the managing underwriter of the proposed offering can be accommodated without adversely affecting the proposed offering, then the amount of Warrant Shares proposed to be offered by such Holders for registration, as well as the number of securities of any other selling shareholders participating in the registration, shall be proportionately reduced to a number deemed satisfactory by the managing underwriter.

(b)   With respect to each inclusion of securities in a registration statement pursuant to this Section 9, the Company shall bear the following fees, costs, and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the offering is underwritten and the Company is required to bear such fees and disbursements), all internal expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and legal fees and disbursements and other expenses of complying with state securities laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of special counsel and accountants for the selling Holders, underwriting discounts and commissions, and transfer taxes for selling Holders and any other expenses relating to the sale of securities by the selling Holders not expressly included above shall be borne by the selling Holders.

(c)   The Company hereby indemnifies the Holder, and the officers and directors, if any, who control such Holder, within the meaning of Section 15 of the 1933 Act, against all losses, claims, damages, and liabilities caused by (1) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus prepared in connection with any registration statement pursuant to this Section 9 (and as amended or supplemented if the Company shall have furnished any amendments thereof or supplements thereto), any Preliminary Prospectus or any state securities law filings; (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, or liabilities are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein; and each such Holder by its acceptance hereof severally agrees that it will indemnify and hold harmless the Company, each of its officers who signs such Registration Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, with respect to losses, claims, damages, or liabilities which are caused by any untrue statement or alleged untrue statement, omission or alleged omission contained in information furnished in writing to the Company by such Holder expressly for use therein.

10.   Miscellaneous. Whenever reference is made herein to the issue or sale of shares of Common Stock, the term "Common Stock" shall include any stock of any class of the Company other than preferred stock with a fixed limit on dividends and a fixed amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company.

The Company will not, by amendment of its Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company, but will, at all times in good faith, assist, insofar as it is able, in the carrying out of all provisions hereof and in the taking of all other action which may be necessary in order to protect the rights of the Holder hereof against dilution.

The representations, warranties and agreements herein contained shall survive the exercise of this Warrant. References to the "holder of" include the immediate holder of shares purchased on the exercise of this Warrant, and the word "holder" shall include the plural thereof. This Common Stock Purchase Warrant shall be interpreted under the laws of the State of Delaware.

All shares of Common Stock or other securities issued upon the exercise of the Warrant shall be validly issued, fully paid and non-assessable, and the Company will pay all taxes due and payable by the issuer in respect of the issuance thereof.

Notwithstanding anything contained herein to the contrary, the holder of this Warrant shall not be deemed a Shareholder of the Company for any purpose whatsoever until and unless this Warrant is duly exercised.

Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the part against which enforcement of the change, waiver, discharge or termination is sought.

IN WITNESS WHEREOF, Equitex, Inc. has caused this Warrant to be signed by its duly authorized officer effective as of _____, 2005.

"Company"

EQUITEX, INC.

By _____

    Its:

To:EQUITEX, INC.

<u>NOTICE OF EXERCISE OF WARRANT</u> --   To Be Executed by the Registered Holder in
Order to Exercise the Warrant

The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash,
_____ of the shares issuable upon the exercise of such Warrant, and requests that
certificates for such shares (together with a new Warrant to purchase the number of shares, if
any, with respect to which this Warrant is not exercised) shall be issued in the name of

_____
(Print Name)

Please insert social security
or other identifying number
of registered Holder of
certificate (_____)   Address:

                                  _____

                                  _____

Dated: _____   _____
                                          Signature*

*The signature on the Notice of Exercise of Warrant must correspond to the name as written
upon the face of the Warrant in every particular without alteration or enlargement or any change
whatsoever. When signing on behalf of a corporation, partnership, trust or other entity, PLEASE
indicate your position(s) and title(s) with such entity.

ASSIGNMENT FORM

To be signed only upon authorized transfer of Warrants.

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

_____ the right to purchase the securities of Equitex, Inc. to

which the within Warrant relates and appoints _____, attorney, to transfer

said right on the books of Equitex, Inc. with full power of substitution in the premises.

Dated: _____   _____

                                           (Signature)

                                          Address:

                                          _____

                                          _____

EQUITEX, INC.

INVESTOR SUBSCRIPTION DOCUMENTS

No._____

EQUITEX, INC.

SUBSCRIPTION INSTRUCTIONS

In order to subscribe for shares of Common Stock, par value $.01 per share, of **Equitex, Inc.**, a Delaware corporation (the **"Company"**), a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the instructions set forth herein. Upon completion and execution of these documents, this entire booklet, together with the appropriate payment described herein, should be returned to:

Thomas B. Olson, Secretary
Equitex, Inc.
7315 East Peakview Avenue
Englewood, Colorado 80111
Telephone: (303) 796-8940

Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. If your subscription is not accepted, your original documents and payments will be returned to you without interest.

Please be sure your name appears exactly the same way in each signature and in each place where it is marked in the documents.

If you have any questions concerning completion of these subscription documents, please contact your broker-dealer or Tom Olson, Secretary of the Company, at (303) 796-8940.

ALL INVESTORS MUST COMPLETE PAGES 1-5 OF THESE SUBSCRIPTION DOCUMENTS, ALONG WITH THE APPLICABLE INVESTOR QUALIFICATION QUESTIONNAIRE APPLICABLE TO THE TYPE OF INVESTOR SET FORTH BELOW.

**SUBSCRIPTION APPLICATION
AND SIGNATURE PAGE**

Equitex, Inc.
7315 E. Peakview
Englewood, CO 80111

THIS SUBSCRIPTION APPLICATION SHALL BE COMPLETED BY ALL INVESTORS IN THE
COMPANY'S OFFERING DESCRIBED ON THE JUNE 9, 2005 TERM SHEET.

Ladies and Gentlemen:

The undersigned hereby subscribes for and agrees to purchase the number of Units (the "**Units**")
consisting of two shares of Common Stock (the "**Shares**") and one warrant to purchase one share of Common
Stock (the "**Warrants**") of **Equitex, Inc.**, a Delaware corporation (the "**Company**"), set forth on the signature
page to this Subscription Application, at a purchase price equal to $6.00 per Unit and upon the terms and
conditions set forth below. There is no minimum aggregate subscription amount required under this offering
(the "**Offering**"), and all funds received in connection with the sale of the Shares hereunder will be
immediately available to be held and used by the Company.

1. **General Investor Representations and Warranties.** By executing this Subscription Application,
   the undersigned acknowledges, warrants, and represents as follows:

   a. The undersigned has obtained and reviewed (i) the Term Sheet describing the Offering,
      including the documents attached to the Term Sheet (such documents are collectively referred
      to herein as the "**Disclosure Documents**").

   b. The undersigned has, either alone or with the assistance of a professional advisor, sufficient
      knowledge and experience in financial and business matters that the undersigned believes
      himself/herself/itself capable of evaluating the merits and risks of the prospective investment
      in the Shares and the suitability of an investment in the Shares in light of the undersigned's
      financial condition and investment needs, and legal, tax and accounting matters.

   c. The undersigned has been given access to full and complete information regarding the
      Company and has utilized such access to the undersigned's satisfaction for the purpose of
      obtaining information in addition to, or verifying information included in, the Disclosure
      Documents. Particularly, the undersigned has been given reasonable opportunity to meet with
      Company representatives for the purpose of asking questions of, and receiving answers from,
      such representatives concerning the terms and conditions of the Offering and to obtain any
      additional information, to the extent reasonably available, necessary to verify the accuracy of
      information provided in the Disclosure Documents.

d. The undersigned is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Act**"). This representation is based on the information provided by the undersigned and set forth on the Investor Qualification Questionnaire attached hereto.

e. The undersigned recognizes that an investment in the Shares involves a high degree of risk, including, but not limited to, the risk of losing his/her/its entire investment in the Shares and the other risks described in the Disclosure Documents.

f. No federal or state agency, including the United States Securities and Exchange Commission or the securities commission or authority of any state (including the Minnesota Department of Commerce, Division of Securities and Real Estate (the "**Minnesota Securities Division**")) has approved or disapproved the Shares, passed upon or endorsed the merits of the Offering of the Shares or the accuracy or adequacy of the Disclosure Documents, or made any finding or determination as to fairness of the Shares for public sale.

g. The undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisors with respect to tax and other considerations relating to the purchase of Shares. The undersigned is not relying upon the Company with respect to the economic considerations involved in determining to make an investment in the Shares.

h. The undersigned acknowledges that upon acceptance of this subscription and close of the Offering, the undersigned will receive a warrant, substantially in the form attached hereto, for the number of Warrants subscribed, which governs the terms and conditions of the undersigned's exercise of the Warrants.

i. The undersigned is a bona fide resident of (or, if an entity, is organized or incorporated under the laws of, and is domiciled in), and received the offer and decided to invest in the Securities in, the particular state set forth in the Investor Qualification Questionnaire attached hereto.

2. **Investment Purpose of Subscriber.** The undersigned represents and warrants that it is the undersigned's intention to acquire the Shares for the account of the undersigned and for investment purposes and not with a view to resell the Shares in connection with any distribution thereof. In order to assure the Company that the undersigned has no present intention to resell or dispose of the Shares, the undersigned further represents and warrants the following facts:

a. The undersigned intends to receive and hold the Shares for the undersigned's personal account.

b. The undersigned has no contract, undertaking, agreement or arrangement with any person or entity to sell or transfer the Shares to any such person or entity or to have any such person or entity sell the Shares on behalf of the undersigned.

c. The undersigned has no need for immediate liquidity with respect to his/her/its investments and has sufficient income to meet the undersigned's current and anticipated obligations. The loss of the undersigned's entire investment in the Shares would not cause financial hardship to the undersigned and would not adversely affect the undersigned's current standard of living. In addition, the overall commitment of the undersigned to investments that are not readily marketable is not disproportionate to the undersigned's net worth and the undersigned's investment in the Shares will not cause such overall commitment to become excessive.

d. The undersigned is not aware of any occurrence, event, or circumstance upon the happening of which the undersigned intends to transfer or sell the Shares and the undersigned does not have any present intention to transfer or sell the Shares after a lapse of any particular period of time.

e. The undersigned has been informed that in the view of the certain state securities commissions, including the Minnesota Securities Division, a purchase of Shares with a current intent to resell, by reason of any foreseeable specific contingency or anticipated change in market values, any change in the condition of the Company or the Company's industry, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the Shares, would represent a purchase with an intent inconsistent with the representations set forth above, and that certain state securities commissions, including the Minnesota Securities Division, might regard such sale or disposition as a deferred sale with regard to which an exemption from registration is not available.

f. The undersigned represents and agrees that if, contrary to the foregoing representations and warranties, the undersigned should later desire to dispose of or transfer any of the Shares in any manner, the undersigned shall not do so without first obtaining (i) an opinion of counsel satisfactory to the Company that such proposed disposition or transfer may be made lawfully without the registration of the Shares pursuant to the Act and applicable state laws, or (ii) registration of such Shares.

g. The undersigned, if other than an individual, represents and warrants that (i) it was not organized for the specific purpose of acquiring the Shares and (ii) this subscription has been duly authorized by all necessary action on the part of the undersigned, has been duly executed by an authorized officer or representative of the undersigned, and is a legal, valid and binding obligation of the undersigned enforceable in accordance with its terms.

3. **Registration Status of Shares; Restrictions on Transferability.** The undersigned understands, acknowledges and agrees that:

a. **Except as provided in the Term Sheet**, the Shares and Warrants to be issued in connection with this subscription have not been registered under the Act or under applicable state securities acts on the grounds that the Shares are being issued in a transaction (i) involving a limited group of knowledgeable investors fully familiar with the affairs and proposed operations of the Company, and (ii) not involving a public offering and that, consequently, such transaction is exempt from registration under the Act and the state securities acts. The Company will rely on the undersigned's representations herein and in the Investor Qualification Questionnaire as a basis for the exemption from registration.

b. The Shares may not be sold, transferred or otherwise disposed of except pursuant to an effective registration statement or appropriate exemption from registration under applicable state law and, as a result, the undersigned must comply with the transfer requirements set forth in Paragraph 2(f) above and may be required to hold the Shares for an indefinite period of time.

3

c. Other than as provided in the Term Sheet, the Company is under no obligation to file a registration statement with respect to the Shares or Warrants. Furthermore, the provisions of Rule 144 under the Act will permit resale of the Shares only under limited circumstances. For example, the Shares must be held by the undersigned for at least one year before they can be sold pursuant to Rule 144 and even then such sales will be further restricted by certain volume limitations.

4. **Legend on Certificates to be Issued.** The undersigned understands and acknowledges that the stock certificate representing the Shares subscribed for hereby and to be issued by the Company upon acceptance of this Subscription Application will contain substantially the following legends:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (the "Act"), OR APPLICABLE STATE SECURITIES LAWS. NO SALE OR ASSIGNMENT OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE MADE EXCEPT IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH PROPOSED DISPOSITION OR TRANSFER LAWFULLY MAY BE MADE WITHOUT REGISTRATION OF SUCH SHARES PURSUANT TO APPLICABLE SECURITIES LAWS, OR SUCH REGISTRATION.

5. **Binding Effect.** Upon acceptance by the Company, this Subscription Application shall be binding upon and shall inure to the benefit of the Company and the undersigned and to the successors and assigns of the Company and to the personal and legal representatives, heirs, guardians, successors, and permitted assignees of the undersigned.

6. **Further Acts and Assurances.** Upon request, the undersigned agrees to furnish to the Company such additional information as may be deemed necessary to determine the undersigned's suitability as an investor.

[The remainder of this page is intentionally left blank.]

INVESTOR SIGNATURE PAGE

       THE UNDERSIGNED IS SUBSCRIBING FOR THE NUMBER OF SHARES SET FORTH BELOW PURSUANT TO THIS SUBSCRIPTION APPLICATION AND IS DELIVERING HEREWITH AN AMOUNT EQUAL TO THE AGGREGATE PURCHASE PRICE SET FORTH BELOW.

Number of Units
_____

$6.00_____ $ _____
Purchase Price/Unit   Aggregate Purchase Price

_____   _____
Date Signed   Signature of Investor   (Additional signature if required)

_____
PRINT Name of Individual, Corporation, Partnership, Plan or Trust

_____
Social Security No. or Federal Tax I.D. No. under which Shares shall be registered

INDIVIDUAL INVESTOR QUALIFICATION QUESTIONNAIRE
(INDIVIDUAL INVESTORS MUST COMPLETE THIS PAGE)

1.   GENERAL INFORMATION FOR INDIVIDUAL INVESTORS.

Check One:

☐   Individual Ownership
☐   Joint tenants with right of survivorship*
☐   Community property*
☐   Tenants in common*
☐   Individual ownership pursuant to purchases under the Uniform Gift to minors Acts**
☐   Other: _____

_____

Name of Beneficiary under Uniform Gift to Minors Act   Social Security No. of Beneficiary

* Signatures of all parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Application and Investor Qualification Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, not the minor beneficiary.

PLEASE PRINT THE EXACT NAME(S) UNDER WHICH YOUR SHARES ARE TO BE REGISTERED:

_____

State of Principal Residence:

_____

Home Address:

_____
(Address -- No P.O. Boxes please)

City:_____ State:_____ Zip Code:_____

Address where you want our mail sent if different than above:

_____
(Address -- No P.O. Boxes please)

City:_____ State:_____ Zip Code:_____

Home Telephone Number: (____)_____

Business Telephone Number: (____)_____

Facsimile Number: (____)_____

2.   ACCREDITED INVESTOR STATUS.

2.1   Accredited Investor Status: Please complete each of the following certifications:

(a)   I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including without limitation homes, home furnishings and automobiles).

☐ Yes   ☐ No

(b)   I certify that I had individual income (excluding and income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

☐ Yes   ☐ No

(c)   I certify that I am a director or executive officer of the Company

☐ Yes   ☐ No

TRUST INVESTOR QUALIFICATION QUESTIONNAIRE
(TRUST INVESTORS MUST COMPLETE THIS PAGE)

1. **TRUST INVESTORS**

    1.1   Name of Trust:_____

    _____

    1.2   Trustee(s):

    _____
    Name

    _____
    Address

    _____
    Telephone Number

    1.3   Date of Establishment:_____

    1.4   State in which Settled:_____

    1.5   Number of Beneficiaries:_____

    1.6   Has the Trust been formed for the specific purpose of investing in Shares?

    ☐ Yes   ☐ No

    1.7   Type of Trust: (Check One)

    ☐ Revocable   ☐ Irrevocable

    Name of Grantor(s) (persons establishing the trust) of Revocable Trust:_____

    _____

2. **ACCREDITED INVESTOR STATUS.** Please complete each of the following certifications:

    2.1   The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933, as amended, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933, as amended.

    ☐ Yes   ☐ No

    2.2   The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the Shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933, as amended (i.e., a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Shares).

    ☐ Yes   ☐ No

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS TRUST INVESTOR QUALIFICATION QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT A. IF THE TRUST IS IRREVOCABLE, COMLETE THE REMAINDER OF THIS TRUST INVESTOR QUALIFICATION QUESTIONNAIRE.

PLAN INVESTOR QUALIFICATION QUESTIONNAIRE

(IRA/QUALIFIED PENSION, PROFIT SHARING OR STOCK/KEOGH INVESTORS MUST COMPLETE THIS PAGE)

1.   PLAN INVESTORS

1.1   Name of Plan:_____

_____

1.2 (a)   Type of Plan: ☐ Qualified Pension, Profit Sharing or Stock Bonus Plan   ☐ Keogh ☐ IRA

☐ Other (Specify): _____

1.2(b)   Plan Fiduciaries:

_____
Name

_____
Address

_____
Telephone Number

1.3   Date of Establishment: _____

1.4   State in which Organized: _____

1.5   Has the subscribing Plan been formed for the specific purpose of investing in Shares?

☐ Yes   ☐ No

1.6(a)   Does each Plan participant who will invest in Shares (i) have the power to direct his/her investments and (ii) intend to invest in Shares pursuant to the exercise of such power?

☐ Yes   ☐ No

1.6(b)   Does the Plan have one Plan participant or provide for segregated accounts for each Plan participant?

☐ Yes   ☐ No

1.6(c)   Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?

☐ Yes   ☐ No

IF THE PLAN ANSWERED YES TO BOTH QUESTIONS 1.6(a) AND 1.6(b) ABOVE OR TO QUESTION 1.6(c) ABOVE, THEN

(a)   (i) List Number of Plan participants: _____

(ii) Name participant(s) who will invest in Shares:

Name   Address   Telephone No.

_____

_____

and (b):   **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT A, AND THE PLAN SHOULD NOT COMPLETE SECTION 2 BELOW.**

IF THE PLAN DID NOT ANSWER YES TO BOTH QUESTIONS 1.6(a) AND 1.6(b) ABOVE OR TO QUESTION 1.6(c) ABOVE, THEN THE PLAN MUST COMPLETE SECTION 2.

2.   ACCREDITED INVESTOR STATUS.

2.1   The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000, (ii) has its investment decisions made by a fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or (iii) is a self-directed plan with investment decisions made solely by persons that are "accredited investors" as defined by Rule 501(a) of the Securities Act of 1933, as amended.

☐ Yes   ☐ No

2.2   The undersigned Plan certifies that it is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and such plan has assets in excess of $5,000,000.

☐ Yes   ☐ No

CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTOR QUALIFICATION QUESTIONNAIRE

(CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS PAGE)

1. **GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP OR LLC INVESTORS**

   1.1 Name of Corporation, Partnership or LLC:

   _____

   1.2 Date of Formation: _____

   1.3 State of Incorporation/Organization:_____

   1.4 Type of Organization: _____

   1.5 Has the subscribing entity been formed for the specific purpose of investing in Shares?

   ☐ Yes   ☐ No

2. **ACCREDITED INVESTOR STATUS.**

   Please complete each of the following certification:

   2.1 The undersigned Investor certifies that EACH one of its equity holders meets at least one of the following conditions set forth in statement 2.1(a), (b) or (c) below.

   ☐ Yes   ☐ No

   (a) Such equity holder is a natural person whose individual net worth (or joint net worth his/her spouse) exceeds $1,000,000.

   (b) Such equity holder is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

   (c) Such equity holder is an entity and all of the equity holders, respectively, of such entity can answer yes to statement 2.1(a) or 2.1(b) above or is otherwise an "accredited investor" as defined by Rule 501(a) of the Securities Act of 1933, as amended.

IF THE INVESTOR HAS ANSWERED YES TO QUESTION 2.1 ABOVE, THE INVESTOR MAY SKIP QUESTIONS 2.2 THROUGH 2.8. IF THE INVESTOR HAS ANSWERED NO TO QUESTION 2.1 ABOVE, QUESTIONS 2.2 THROUGH 2.8 MUST BE ANSWERED.

   2.2 The undersigned Investor certifies that (i) it has total assets in excess of $5,000,000, (ii) it is either an organization described in Section 501(c)(3) if the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, and (iii) it was not formed for the specific purpose of investing in Shares.

   ☐ Yes   ☐ No

2.3 The undersigned Investor certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended and purchasing Shares for its own account.

   ☐ Yes   ☐ No

2.4 The undersigned Investor certifies that it is a private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

   ☐ Yes   ☐ No

2.5 The undersigned Investor certifies that it is a bank or savings and loan association as defined in the Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act of 1933, as amended acting either in its individual or fiduciary capacity.

   ☐ Yes   ☐ No

2.6 The undersigned Investor certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933, as amended.

   ☐ Yes   ☐ No

2.7 The undersigned Investor certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

   ☐ Yes   ☐ No

2.8 The undersigned Investor certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business investment Act of 1958.

   ☐ Yes   ☐ No

ACCEPTANCE

On behalf of the Equitex, Inc., the undersigned authorized officer hereby accepts the foregoing Subscription Application and agrees to cause certificates representing the Shares to the foregoing subscriber.

Dated: _____   **EQUITEX, INC.**

By:_____

Its:_____

Equitex, Inc.

Private Placement

<u>Term Sheet dated June 9, 2005</u>

Issuer: Equitex, Inc., a Delaware corporation (the "**Company**")

The Offering: 375,000 Units at $6.00 per Unit consisting of two shares of common stock and one common stock purchase warrant.

Each warrant will allow the holder to purchase one share of Common Stock at $5.50 per share for a period of three years from their issuance to June 30, 2008.

The warrant shall be in substantially the form of the attached Exhibit A.

Offering Period: The Offering expires on June 30, 2005, unless extended by the Company (as defined below).

Maximum Offering: The Company intends to offer up to a maximum of 375,000 Units consisting of up to 750,000 shares of common stock and 375,000 warrants to purchase common stock. There is no minimum offering.

Registration Rights: The shares issued in the Offering or upon exercise of the warrants have not been registered, will be deemed "restricted" securities, and will contain a restrictive legend preventing their re-sale for a period of at least one year pursuant to Rule 144 of the Securities Act of 1933, as amended. (Please see the Subscription Application for further information as to re-sale of "restricted" securities.) The Company will offer "Piggy-Back" registration rights for the shares issued in the offering as well as the exercise of the warrants as provided for in attached Exhibit A.

Use of Proceeds: The Company intends to use the net proceeds from the Offering totaling up to $2,250,000 for general corporate purposes, however, all funds will be placed in escrow and not utilized until such time as the Company executes an agreement for a new business opportunity.

Agent: The Company has not retained an agent in connection with the offering, but may pay a commission or fees equal to 10 percent of the gross proceeds received in the Offering to brokers or consultants who assist in the offering.

Exhibits: The following documents are attached to this Term Sheet and
                                incorporated herein by reference:

- Exhibit A – Form of Warrant.
- Exhibit B – the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
- Exhibit C – the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
- Exhibit D – the Company's Preliminary Registration Statement on Form S-3 filed on April 28, 2005.
- Exhibit E – the Company's Current Reports on Form 8-K filed on March 18, 2005, February 11, 2005 and February 1, 2005.

You are urged to carefully review the materials attached hereto as exhibits. ***In particular, you are urged to review the sections of the Registration Statement on Form S-3 attached as Exhibit D entitled "Risk Factors."***

WARRANT

TO PURCHASE _____ SHARES OF COMMON STOCK
OF
EQUITEX, INC.

THIS CERTIFIES THAT, for good and valuable consideration, _____ (the "Holder"), or its registered assigns, is entitled to subscribe for and purchase from Equitex, Inc., a Delaware corporation (the "Company"), at any time after the date hereof up to and including 5:00 p.m. Denver, Colorado time on June 30, 2008 (the "Expiration Date"), _____ (_____) fully paid and nonassessable shares of the Common Stock of the Company at the price of $5.50 per share (the "Warrant Exercise Price"), subject to the antidilution provisions of this Warrant. The shares which may be acquired upon exercise of this Warrant are referred to herein as the "Warrant Shares." As used herein, the term "Holder" means the record holder of this Warrant identified above, any registered transferee of such holder, or any record holder or holders of the Warrant Shares issued upon exercise, whether in whole or in part, of the Warrant. As used herein, the term "Common Stock" means and includes the Company's presently authorized common stock, and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the Holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company.

This Warrant is subject to the following provisions, terms and conditions:

1.   Exercise: Transferability. Subject to the provisions of Section 3 hereof, the rights represented by this Warrant may be exercised by the Holder hereof at any time prior to its expiration, in whole or in part (but not as to a fractional share of Common Stock), by written notice of exercise (in the form attached hereto) delivered to the Company at the principal office of the Company prior to the Expiration Date and accompanied or preceded by the surrender of this Warrant along with a check in payment of the Warrant Exercise Price for such shares. Each successive holder of this Warrant. Or any portion of the rights represented hereby, shall be bound by the terms and conditions set forth herein.

2.   Exchange and Replacement. Subject to Sections 1 and 7 hereof, this Warrant is exchangeable upon the surrender hereof by the Holder to the Company at its office for new Warrants of like tenor and date representing in the aggregate the right to purchase the number of Warrant Shares purchasable hereunder, each of such new Warrants to represent the right to

purchase such number of Warrant Shares (not to exceed the aggregate total number purchasable hereunder) as shall be designated by the Holder at the time of such surrender. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction, or mutilation of this Warrant, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor, in lieu of this Warrant. This Warrant shall be promptly canceled by the Company upon the surrender hereof in connection with any exchange or replacement. The Company shall pay all expenses, taxes (other than stock transfer taxes), and other charges payable in connection with the preparation, execution, and delivery of Warrants pursuant to this Section 2.

3.   Issuance of the Warrant Shares.

(a)   The Company agrees that the shares of Common Stock purchased hereby shall be and are deemed to be issued to the Holder as of the close of business on the date on which this Warrant shall have been surrendered and the payment made for such Warrant Shares as aforesaid. Subject to the provisions of the next section, certificates for the Warrant Shares so purchased shall be delivered to the Holder within a reasonable time, not exceeding fifteen (15) days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the right to purchase the number of Warrant Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be delivered to the Holder within such time.

(b)   Notwithstanding the foregoing, however, the Company shall not be required to deliver any certificate for Warrant Shares upon exercise of this Warrant except in accordance with exemptions from the applicable securities registration requirements or registrations under applicable securities laws. Such Holder shall also provide the Company with written representations from the Holder and the proposed transferee satisfactory to the Company regarding the transfer or, at the election of the Company, an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer of this Warrant or disposition of shares may be effected without registration or qualification (under any Federal or State law) of this Warrant or the Warrant Shares. Upon receipt of such written notice and either such representations or opinion by the Company, such Holder shall be entitled to transfer this Warrant, or to exercise this Warrant in accordance with its terms and dispose of the Warrant Shares, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend, if any, respecting the aforesaid restrictions on transfer and disposition may be endorsed on this Warrant or the certificates for the Warrant Shares. Nothing herein, however, shall obligate the Company to effect registration under federal or state securities laws, except as provided in Section 9. The Holder agrees to execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemption relied upon by the Company, or the registration made, for the issuance of the Warrant Shares.

4.   Covenants of the Company. The Company covenants and agrees that all Warrant Shares will, upon issuance, be duly authorized and issued, fully paid, nonassessable, and free from all taxes, liens, and charges with respect to the issue thereof except for all taxes, liens and charges imposed by the Holder. The Company further covenants and agrees that during the

period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant a sufficient number of shares of Common Stock to provide for the exercise of the rights represented by this Warrant.

5. **Antidilution Adjustments.** The provisions of this Warrant are subject to adjustment as provided in this Section 5.

(a) The Warrant Exercise Price shall be adjusted from time to time such that in case the Company shall hereafter:

(i) pay any dividends on any class of stock of the Company payable in Common Stock or securities convertible into Common Stock;

(ii) subdivide its then outstanding shares of Common Stock into a greater number of shares; or

(iii) combine outstanding shares of Common Stock, by reclassification or otherwise;

then, in any such event, the Warrant Exercise Price in effect immediately prior to such event shall (until adjusted again pursuant hereto) be adjusted immediately after such event to a price (calculated to the nearest full cent) determined by dividing (a) the number of shares of Common Stock outstanding immediately prior to such event, multiplied by the then existing Warrant Exercise Price, by (b) the total number of shares of Common Stock outstanding immediately after such event (including the maximum number of shares of Common Stock issuable in respect of any securities convertible into Common Stock), and the resulting quotient shall be the adjusted Warrant Exercise Price per share. An adjustment made pursuant to this Subsection shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive) shall determine the allocation of the adjusted Warrant Exercise Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock. All calculations under this Subsection shall be made to the nearest cent or to the nearest 1/100 of a share, as the case may be. If, at any time as a result of an adjustment made pursuant to this Subsection, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive any shares of the Company other than shares of Common Stock, thereafter the Warrant Exercise Price of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in this Section 5.

(b) Upon each adjustment of the Warrant Exercise Price pursuant to Section 5(a) above, the Holder of each Warrant shall thereafter (until another such adjustment) be entitled to purchase at the adjusted Warrant Exercise Price the number of shares, calculated to the nearest full share, obtained by multiplying the number of shares specified in such Warrant (as adjusted as a result of all adjustments in the Warrant Exercise Price in effect prior to such adjustment) by the Warrant Exercise Price in effect prior to such adjustment and dividing the product so obtained by the adjusted Warrant Exercise Price.

(c)   In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), there shall be no adjustment under Subsection (a) of this Section but the Holder of each Warrant then outstanding shall have the right thereafter to convert such Warrant into the kind and amount of shares of stock and other securities and property which such Holder would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale, or conveyance had such Warrant been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale, or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section with respect to the rights and interests thereafter of any Holders of the Warrant, to the end that the provisions set forth in this Section shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock and other securities and property thereafter deliverable on the exercise of the Warrant. The provisions of this Subsection shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

(d)   Upon any adjustment of the Warrant Exercise Price, then and in each such case, the Company shall within ten (10) days after the date when the circumstances giving rise to the adjustment occurred give written notice thereof, by first-class mail, postage prepaid, addressed to the Holder as shown on the books of the Company, which notice shall state the Warrant Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

6.   No Voting Rights. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company.

7.   Notice of Transfer of Warrant or Resale of the Warrant Shares.

(a)   Subject to the sale, assignment, hypothecation, or other transfer restrictions set forth in Section 1 hereof, the Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant or transferring any Warrant Shares of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Promptly upon receiving such written notice, the Company shall present copies thereof to the Company's counsel and to counsel to the original purchaser of this Warrant. If in the opinion of each such counsel the proposed transfer may be effected without registration or qualification (under any federal or state securities laws), the Company, as promptly as practicable, shall notify the Holder of such opinion, whereupon the Holder shall be entitled to transfer this Warrant or to dispose of Warrant Shares received upon the previous exercise of this Warrant, all in accordance with the terms of the notice delivered by the Holder to the Company; provided that an appropriate legend may be endorsed on this Warrant or the certificates for such Warrant Shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel to the Company and satisfactory to the Company to prevent further transfers which would be in violation of Section 5 of the Securities Act of 1933, as amended (the "1933 Act") and applicable state securities laws; and provided further that the Holder and prospective transferee or purchaser shall execute such documents and make such representations, warranties, and agreements as may be required solely to comply with the exemptions relied upon by the Company for the transfer or disposition of the Warrant or Warrant Shares.

(b)   If, in the opinion of either of the counsel referred to in this Section 7, the proposed transfer or disposition of this Warrant or such Warrant Shares described in the written notice given pursuant to this Section 7 may not be effected without registration or qualification of this Warrant or such Warrant Shares the Company shall promptly give written notice thereof to the Holder, and the Holder will limit its activities in respect to such as, in the opinion of both such counsel, are permitted by law.

8.   <u>Fractional Shares</u>. Fractional shares shall not be issued upon the exercise of this Warrant, but in any case where the Holder would, except for the provisions of this Section, be entitled under the terms hereof to receive a fractional share, the Company shall, upon the exercise of this Warrant for the largest number of whole shares then called for, pay a sum in cash equal to the sum of (a) the excess, if any, of the Fair Market Value (as defined in Section 10(d)) of such fractional share over the proportional part of the Warrant Exercise Price represented by such fractional share, plus (b) the proportional part of the Warrant Exercise Price represented by such fractional share.

9.   <u>Registration Rights</u>.

(a)   If at any time prior to the expiration of three (3) years from the date hereof, the Company proposes to register under the 1933 Act (except by a Form S-4 or Form S-8 Registration Statement or any successor forms thereto) or qualify for a public distribution under Section 3(b) of the 1933 Act, any of its equity securities or debt with equity features, it will give written notice to all Holders of this Warrant, any Warrants issued pursuant to Section 2 and/or Section 3(a) hereof, and any Warrant Shares of its intention to do so and, on the written request of any such Holder given within twenty (20) after receipt of any such notice (which request shall specify the Warrant Shares intended to be sold or disposed of by such Holder and describe the nature of any proposed sale or other disposition thereof), the Company will use its best efforts to cause all such Warrant Shares, the Holders of which shall have requested the registration or qualification thereof, to be included in such registration statement proposed to be filed by the Company; provided, however, that nothing herein shall prevent the Company from, at any time, abandoning or delaying any registration. The right of the Holders to include the Warrant Shares in any such registration statement may be subject to approval by selling securityholders whose securities are being registered in the registration statement. If any registration pursuant to this Section 9(a) is underwritten in whole or in part, the Company may require that the Warrant Shares requested for inclusion pursuant to this Section 9(a) be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters. If a greater number of Warrant Shares is offered for participation in the proposed offering than in the reasonable opinion of the managing underwriter of the proposed offering can be accommodated without adversely affecting the proposed offering, then the amount of Warrant Shares proposed to be offered by such Holders for registration, as well as the number of securities of any other selling shareholders participating in the registration, shall be proportionately reduced to a number deemed satisfactory by the managing underwriter.

(b)   With respect to each inclusion of securities in a registration statement pursuant to this Section 9, the Company shall bear the following fees, costs, and expenses: all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the offering is underwritten and the Company is required to bear such fees and disbursements), all internal expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and legal fees and disbursements and other expenses of complying with state securities laws of any jurisdictions in which the securities to be offered are to be registered or qualified. Fees and disbursements of special counsel and accountants for the selling Holders, underwriting discounts and commissions, and transfer taxes for selling Holders and any other expenses relating to the sale of securities by the selling Holders not expressly included above shall be borne by the selling Holders.

(c)   The Company hereby indemnifies the Holder, and the officers and directors, if any, who control such Holder, within the meaning of Section 15 of the 1933 Act, against all losses, claims, damages, and liabilities caused by (1) any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus prepared in connection with any registration statement pursuant to this Section 9 (and as amended or supplemented if the Company shall have furnished any amendments thereof or supplements thereto), any Preliminary Prospectus or any state securities law filings; (2) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as such losses, claims, damages, or liabilities are caused by any untrue statement or omission contained in information furnished in writing to the Company by such Holder expressly for use therein; and each such Holder by its acceptance hereof severally agrees that it will indemnify and hold harmless the Company, each of its officers who signs such Registration Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, with respect to losses, claims, damages, or liabilities which are caused by any untrue statement or alleged untrue statement, omission or alleged omission contained in information furnished in writing to the Company by such Holder expressly for use therein.

10.   Miscellaneous. Whenever reference is made herein to the issue or sale of shares of Common Stock, the term "Common Stock" shall include any stock of any class of the Company other than preferred stock with a fixed limit on dividends and a fixed amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company.

The Company will not, by amendment of its Articles of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or deed, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company, but will, at all times in good faith, assist, insofar as it is able, in the carrying out of all provisions hereof and in the taking of all other action which may be necessary in order to protect the rights of the Holder hereof against dilution.

The representations, warranties and agreements herein contained shall survive the exercise of this Warrant. References to the "holder of" include the immediate holder of shares purchased on the exercise of this Warrant, and the word "holder" shall include the plural thereof. This Common Stock Purchase Warrant shall be interpreted under the laws of the State of Delaware.

All shares of Common Stock or other securities issued upon the exercise of the Warrant shall be validly issued, fully paid and non-assessable, and the Company will pay all taxes due and payable by the issuer in respect of the issuance thereof.

Notwithstanding anything contained herein to the contrary, the holder of this Warrant shall not be deemed a Shareholder of the Company for any purpose whatsoever until and unless this Warrant is duly exercised.

Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the part against which enforcement of the change, waiver, discharge or termination is sought.

IN WITNESS WHEREOF, Equitex, Inc. has caused this Warrant to be signed by its duly authorized officer effective as of _____, 2005.

"Company"

EQUITEX, INC.

By _____

Its: _____

To:EQUITEX, INC.

<u>NOTICE OF EXERCISE OF WARRANT</u> --   To Be Executed by the Registered Holder in
                                                Order to Exercise the Warrant

The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase for cash,
_____ of the shares issuable upon the exercise of such Warrant, and requests that
certificates for such shares (together with a new Warrant to purchase the number of shares, if
any, with respect to which this Warrant is not exercised) shall be issued in the name of

_____
(Print Name)

Please insert social security
or other identifying number
of registered Holder of
certificate (_____)   Address:

                                                _____

                                                _____

Dated: _____   _____
                                                              Signature*

*The signature on the Notice of Exercise of Warrant must correspond to the name as written
upon the face of the Warrant in every particular without alteration or enlargement or any change
whatsoever. When signing on behalf of a corporation, partnership, trust or other entity, PLEASE
indicate your position(s) and title(s) with such entity.

ASSIGNMENT FORM

To be signed only upon authorized transfer of Warrants.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

_____ the right to purchase the securities of Equitex, Inc. to

which the within Warrant relates and appoints _____, attorney, to transfer

said right on the books of Equitex, Inc. with full power of substitution in the premises.

Dated: _____

_____

(Signature)

Address:

_____

_____